3628

D. Ellis

Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

15 February 2007

SUPPL

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

dw3/1

Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

15 February 2007

Ms Kate Kidson
Senior Advisor, Issuers
Australian Stock Exchange Limited
Level 3
Stock Exchange Centre
530 Collins Street
Melbourne Vic 3000

Dear Ms Kidson,

Re: **Price query**

We refer to your query in relation to the recent increases in our share price and volume traded, and make the following responses to your specific numbered points:

1. The Company is not aware of any information that has not already been announced to the market.

2. Not applicable.

3. The half year audit review is currently being performed, however, we estimate at this time there will be a downward movement of approximately 15%.

4. The Company does not expect to record any abnormal or extraordinary profit for the half year ended 31 December 2006.

5. As announced in our 31 December 2006 Quarterly Report, the Company's projects under development are progressing. The oil phase of the Oyong field in the Sampang PSC, Indonesia is nearing completion and first oil production is expected in the second quarter 2007. The Maari oil field development is moving forward and is expected to be in production in 2008.

   Cue is on track to increase its oil production significantly in 2007 and 2008.

6. To the best of our knowledge, the Company is in full compliance with the listing rules and, in particular, listing rule 3.1.

We trust these explanations satisfy your queries and please do not hesitate to contact us if you have any further questions or wish to discuss the matter further.

Yours sincerely,

Andrew Knox
Public Officer

ASX Limited
ABN 98 008 624 691
Level 45
Rialto South Tower
525 Collins Street
Melbourne VIC 3000

GPO Box 1784Q
Melbourne
VIC 3001

Telephone 61 (03) 9617 7831
Facsimile 61 03 9614 0303
Internet http://www.asx.com.au

14 February 2007

Bob Coppin
Chief Executive Officer
Cue Energy Resources Limited
Level 21
114 William Street
Melbourne VIC 3000

By email;- mail@cuenrg.com.au

Dear Bob,

Cue Energy Resources Limited (the "Company")

RE: PRICE QUERY

We have noted a change in the price of the Company's securities from 12 cents on 9 February 2007 to 16 cents today. We have also noted an increase in the volume of trading in the securities over this period.

In light of the price change and increase in volume, please respond to each of the following questions.

1. Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?

2. If the answer to question 1 is yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?

   Please note, if the answer to question 1 is yes and an announcement cannot be made immediately, you need to contact us to discuss this and you need to consider a trading halt (see below).

3. Is there any reason to think that there may be a change in the operating profit before abnormal items and income tax so that the figure for the half year ended 31 December 2006 would vary from the previous half year by more than 15%? If so, please provide details as to the extent of the likely variation.

4. Is there any reason to think that the Company may record any material abnormal or extraordinary profit for the half year ended 31 December 2006? If so, please provide details.

5. Is there any other explanation that the Company may have for the price change and increase in volume in the securities of the Company?

6. Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.

Your response should be sent to me by e-mail at kate.kidson@asx.com.au or by facsimile on **facsimile number 03 9614 0303**. It should not be sent to the Company Announcements Office.

Unless the information is required immediately under listing rule 3.1, a response is requested as soon as possible and, in any event, not later than half an hour before the start of trading (ie **before 9.30 a.m.** E.S.T.) **on** Thursday, 15 February 2007.

Under listing rule 18.7A, a copy of this query and your response will be released to the market, so your response should be in a suitable form and separately address each of the questions asked. If you have any queries or concerns, please contact me immediately.

Listing rule 3.1

Listing rule 3.1 requires an entity to give ASX immediately any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity's securities. The exceptions to this requirement are set out in listing rule 3.1A.

In responding to this letter you should consult listing rule 3.1 and Guidance Note 8 – Continuous Disclosure: listing rule 3.1.

If the information requested by this letter is information required to be given to ASX under listing rule 3.1 your obligation is to disclose the information immediately.

Your responsibility under listing rule 3.1 is not confined to, or necessarily satisfied by, answering the questions set out in this letter.

Trading halt

If you are unable to respond by the time requested, or if the answer to question 1 is yes and an announcement cannot be made immediately, you should consider a request for a trading halt in the Company's securities. As set out in listing rule 17.1 and Guidance Note 16 – Trading Halts we may grant a trading halt at your request. We may require the request to be in writing. We are not required to act on your request. You must tell us each of the following.

- The reasons for the trading halt.
- How long you want the trading halt to last.
- The event you expect to happen that will end the trading halt.
- That you are not aware of any reason why the trading halt should not be granted.
- Any other information necessary to inform the market about the trading halt, or that we ask for.

The trading halt cannot extend past the commencement of normal trading on the second day after the day on which it is granted. If a trading halt is requested and granted and you are still unable to reply to this letter before the commencement of trading, suspension from quotation would normally be imposed by us from the commencement of trading if not previously requested by you. The same applies if you have requested a trading halt because you are unable to release information to the market, and are still unable to do so before the commencement of trading.

If you have any queries regarding any of the above, please let me know.

Yours sincerely,

Sent by electronic means without signature

Kate Kidson
Senior Adviser, Issuers

END